

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2020

Mary Anne McGarry
Chief Executive Officer
Guild Holdings Company
5887 Copley Drive
San Diego, CA 92111

Re: Guild Holdings Company
Registration Statement on Form S-1
Exhibits 10.12 through 10.32, 10.34 through 10.54, 10.56 through 10.60, 10.62, 10.64 and 10.66
Filed October 1, 2020
File No. 333-249225

Dear Ms. McGarry:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Mark A. Stagliano, Esq.